TRANSGLOBE ENERGY CORPORATION ANNOUNCES FOURTH QUARTER AND
YEAR END 2014 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 5, 2015 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three months and year ended December 31, 2014. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Audited Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the years ended December 31, 2014 and 2013, are available on TransGlobe's website at www.trans-globe.com.

2014
●	Production averaged 16,103 barrels of oil per day (“Bopd”) in 2014;
●	Funds flow from operations of $120.5 million ($1.46/share diluted) based on average Brent oil pricing of $99.03 in 2014;
●
Net earnings of $11.5 million (net loss of $0.02/share diluted), which includes non-cash impairment losses of $71.4 million and a non-cash mark-to-market gain on the convertible debentures of $11.6 million;

●	Collected $233.5 million in Egyptian receivables during the year (including $140.1 million in Q4) reducing the total receivables outstanding at year end to $117.6 million from $148.3 million in 2013;
●	Initiated a quarterly dividend of $0.05/share in the second quarter;
●	Paid a special dividend of $0.10/share in May 2014 upon receipt of reverse termination fee from Caracal Energy;
●	Drilled 43 wells (28 oil, 1 gas/condensate, 1 injector and 13 dry holes);
●	Made three oil discoveries on the NW Gharib exploration concession;
●	Acquired 1,000 square kilometers of 3-D and 325 kilometers of 2-D seismic on the exploration concessions in the Eastern Desert of Egypt;
●	Ended the year with $140.4 million in cash and cash equivalents; positive working capital of $229.7 million or $160.6 million net of debt (including convertible debentures); and
●	Signed marketing agreement with EGPC in December (effective January 2015) which allows TransGlobe to directly contract oil shipments of Eastern Desert crude with international buyers.
2015
●	January production of 15,092 Bopd; February production of 14,316 Bopd; estimated first quarter production of 14,500 Bopd;
●	Reduced 2015 capital program to $37.5 million in response to low oil prices;
●	Lifted first cargo, consisting of 545,000 barrels of Eastern Desert crude, on January 24;
●	Second cargo lifting scheduled for April;
●	NW Sitra exploration concession ratified into law on January 8, 2015; and
●	Declared a quarterly dividend of $0.05 per share on March 3, 2015, payable in cash on March 31, 2015.

A conference call to discuss TransGlobe’s 2014 fourth quarter and year-end results presented in this news release will be held Thursday, March 5, 2015 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2218 or toll free at 866-225-0198 (see also TransGlobe’s news release dated February 26, 2015). The webcast may be accessed at http://www.gowebcasting.com/6338.

TransGlobe Energy Corporation’s

Annual General and Special Meeting of the Shareholders

Thursday, May 7, 2015 at 3:00 p.m. Mountain Time
Foothills Room located in the
Centennial Place West Conference Centre
3rd Floor, 250 5th Street S.W.
Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended December 31			Year Ended December 31
Financial	2014	2013	% Change	2014	2013	% Change
Oil revenue	92,488	161,035	(43)	513,153	635,496	(19)
Oil revenue, net of royalties	52,340	81,196	(36)	274,594	315,316	(13)
Production and operating expense	19,620	16,807	17	76,468	65,791	16
General and administrative expense	8,299	7,184	16	29,866	27,569	8
Depletion, depreciation and amortization expense	14,525	14,161	3	51,589	49,414	4
Income taxes	1,364	22,156	(94)	53,226	85,351	(38)
Funds flow from operations*	15,932	36,743	(57)	120,489	139,118	(13)
Basic per share	0.21	0.49		1.61	1.88
Diluted per share	0.19	0.49		1.46	1.70
Net earnings	(50,571)	6,893	(834)	11,482	58,512	(80)
Net earnings - diluted	(63,384)	6,893	(1,020)	(1,638)	53,036	(103)
Basic per share	(0.67)	0.09		0.15	0.79
Diluted per share	(0.77)	0.09		(0.02)	0.65
Capital expenditures	49,672	69,264	(28)	107,539	129,170	(17)
Dividends paid	3,762	—	100	18,752	—	100
Dividends paid per share	0.05	—		0.25	—
Working capital	229,687	241,969	(5)	229,687	241,969	(5)
Convertible debentures	69,093	87,539	(21)	69,093	87,539	(21)
Common shares outstanding
Basic (weighted-average)	75,238	74,257	1	74,944	73,962	1
Diluted (weighted-average)	82,732	75,751	9	82,400	81,972	1
Total assets	654,058	675,800	(3)	654,058	675,800	(3)
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	15,172	18,519	(18)	16,103	18,284	(12)
Average sales volumes (Bopd)	15,139	18,213	(17)	16,161	18,193	(11)
Average price ($ per Bbl)	66.41	95.11	(30)	87.00	95.70	(9)
Operating expense ($ per Bbl)	14.09	10.03	40	12.96	9.91	31

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
One well was drilled during the fourth quarter resulting in an upper Nukhul oil well at East Arta which will be stimulated and placed on production when oil prices improve.
During 2014 the Company drilled ten wells resulting in nine oil wells and one dry hole at West Gharib.
Subsequent to year-end, one additional well was drilled at Hana targeting the Markha and Matulla formations. The well was plugged back to surface casing and suspended due to wellbore stability issues. Following the Hana well the drilling rig was released. No additional wells are budgeted for West Gharib during 2015 due to low oil prices.
Production
Production from West Gharib averaged 8,440 Bopd to TransGlobe during the fourth quarter, a 7% (652 Bopd) decrease from the previous quarter primarily due to continued PCP pump issues associated with defective pumps and natural declines. In late December, the Company received a shipment of PCP pumps from a new vendor, which have been used to replace failed pumps.
Production averaged 9,372 Bopd during January and 9,109 Bopd during February. Production increases are attributed to the improved performance of the new PCP pumps which were installed over the past two months and flush production associated with a recompletion at Hana West. To date, the new PCP pumps are performing as designed and have not exhibited the premature pump failures exhibited by the previous supplier.

Quarterly West Gharib Production (Bopd)
	2014
	Q-4	Q-3	Q-2	Q-1
Gross production rate	8,440	9,092	9,987	11,100
TransGlobe working interest	8,440	9,092	9,987	11,100
TransGlobe net (after royalties)	5,427	5,643	5,950	6,350
TransGlobe net (after royalties and tax)*	4,265	4,318	4,405	4,562
* Under the terms of the West Gharib Production Sharing concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled four wells during the fourth quarter resulting in three oil wells (two in the K-field and one in the H-field) and one dry hole in the K-field. The H-field well was placed on production in November and is producing at a rate of 280 Bopd. The K-field wells are scheduled for completion in March.
During 2014 the Company drilled 13 wells resulting in 11 oil wells, one water injector and one dry hole at West Bakr.
Subsequent to year-end, the Company drilled a water disposal/exploration well north of H-field which did not encounter hydrocarbons. The disposal well was cased and the drilling rig was released. No additional wells are budgeted for West Bakr during 2015 due to low oil prices.
Production
Production from West Bakr averaged 5,963 Bopd to TransGlobe during the fourth quarter, a 16% (815 Bopd) increase from the previous quarter. Production increases are attributed to new drilling and successful well workover activities.
Production in early 2015 has been impacted by a significant reduction in well servicing activities during January and early February. Production averaged 4,942 Bopd in January and 4,480 Bopd in February. The reduction in servicing activities is primarily associated with the replacement of a service rig which was released in early January due to continued performance and safety issues. The Company contracted a new 350 HP replacement service rig in January which was placed into service in mid-February following extensive commissioning and acceptance testing associated with new service rig. It is estimated that approximately 800- 1,200 Bopd was curtailed during January and February due to reduced servicing.
Current production has been restored to approximately 5,100 Bopd and it is expected that the majority of the well servicing backlog and new completions will be addressed during March.

Quarterly West Bakr Production (Bopd)
	2014
	Q-4	Q-3	Q-2	Q-1
Gross production rate	5,963	5,148	5,182	5,757
TransGlobe working interest	5,963	5,148	5,182	5,757
TransGlobe net (after royalties)	2,699	1,949	1,843	2,024
TransGlobe net (after royalties and tax)*	2,272	1,580	1,471	1,611
* Under the terms of the West Bakr Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled 11 wells in the fourth quarter in North West Gharib (“NWG”) resulting in three oil wells (NWG 5, 5B and 16) and eight dry holes (NWG 6, 7, 8, 10, 11, 13, 15 and 17).
The NWG 5 well discovered oil the Upper Nukhul formation south of the main Arta upper Nukhul pool. Approximately 57 feet of net oil pay was identified on well logs and the well was cased for completion as a future oil producer. The NWG 5B appraisal well encountered approximately 80 feet of net oil pay in the Upper Nukhul formation and was cased for completion as a future oil producer. It is expected that NWG 5 and 5B will require stimulation prior to testing, which is similar to wells in the main Arta upper Nukhul pool.
The NWG 16 well was drilled as an appraisal well to NWG 3 (Lower Nukhul oil discovery). The NWG 16 well encountered oil in the Nukhul formation in a fault separated compartment which will require stimulation. The NWG 3 discovery well was completed (unstimulated) during the fourth quarter and recovered 575 barrels of oil from the Lower Nukhul during a brief 3 hour flow period. The well was produced using coil tubing and nitrogen lift, which was curtailed by onsite oil storage capacity. In Egypt, all test oil produced during the exploration phase of a concession goes (100%) to the government. The short test and build up confirmed the presence of good quality Lower Nukhul reservoir similar to the main Arta lower Nukhul pool.
During 2014 the Company drilled 15 wells resulting in 5 oil wells and 10 dry holes at NWG.
Subsequent to the quarter the Company has drilled an additional three wells resulting one oil well (NWG 1A) and two dry holes (NWG 9 and NWG 2-ST). The NWG 1A well was drilled as an appraisal well to the NWG 1 Nukhul discovery well which encountered a Lower Nukhul conglomerate which will require stimulation prior to testing. The Lower Nukhul conglomerate encountered in NWG 1A was cored. The NWG 1A core data will be incorporated into stimulation design and the pool depletion strategy, prior to filing a development plan for the pool.
The NWG 2- Side track well tested a Lower Nukhul prospect which could not be reached in the original NWG 2 well due to adverse hole conditions. The NWG 2 ST well encountered a thick (approximately 130 feet) good quality Lower Nukhul reservoir which was wet. The well was plugged back to the base of the surface casing as a potential future side track and the drilling rig was released.
No additional wells are budgeted for NWG during 2015.
Concurrent with the 2014 NWG drilling program, the Company completed the acquisition of approximately 480 square kilometers of 3-D seismic in NWG in the fourth quarter. Approximately 340 square kilometers of 3D was acquired in the north west portion of the concession (west and north of the West Gharib Arta/East Arta leases) and an additional 140 square kilometers of 3D was acquired over the southern portion of the concession (south of the West Bakr K lease and the West Gharib Hana lease) as part of the South West Gharib 3D acquisition. It is expected that processing will be completed and available for mapping and interpretation starting in the second quarter. The Company is targeting to have a drill ready prospect inventory (which incorporates the new seismic data and drilling results to date) prepared prior to year end.
In addition, work continues on the preparation of development plans for the discoveries at NWG 1, 3 and 5 which can be filed when oil prices support additional investment.
South West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 235 square kilometers of 3-D seismic in South West Gharib (“SWG”) in the fourth quarter which covered the entire concession area. It is expected that processing will be completed and available for mapping and interpretation starting in the second quarter. The Company is targeting to have a drill ready prospect inventory prepared prior to year end.
South East Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 330 square kilometers of 3-D seismic and 325 kilometers of 2-D seismic in South East Gharib (“SEG”) in the fourth quarter. It is expected that processing will be completed and available for mapping and interpretation starting in the second quarter. The Company is targeting to have a drill ready prospect inventory prepared prior to year end.
In addition, the Company initiated a field mapping program in Q4 2014 to better understand the structural and stratigraphic complexities in this block.  SEG has little well control, but contains several outcrop and surface fault expressions, that includes the Morgan Accommodation Zone, a complex structural feature where dominant fault polarities change across the zone.  The field work was concluded successfully in 2014.  Once the processing of the new seismic data is complete, the field mapping results will be integrated into the seismic interpretation to better constrain that interpretation during prospect identification.

WESTERN DESERT
East Ghazalat Block, Arab Republic of Egypt (50% working interest, non-operated)
Operations and Exploration
The Company participated in the first horizontal development oil well in the Safwa field during the fourth quarter. The well was completed and produces approximately 290 Bopd (145 Bopd to TransGlobe).
The drilling rig was released following the Safwa well.
No additional wells are currently budgeted for 2015.
Production
Production from the Safwa field averaged 1,115 Bopd (558 Bopd to TransGlobe) during the fourth quarter, a 100 Bopd (15%) decrease to TransGlobe from the previous quarter. Production decreases are attributed to natural declines.
The Safwa field production averaged 1,146 Bopd (573 Bopd to TransGlobe) in January and 1,052 Bopd (526 Bopd to TransGlobe) in February.

Quarterly East Ghazalat Production (Bopd)
	2014
	Q-4	Q-3	Q-2	Q-1
Gross production rate	1,115	1,316	1,573	868
TransGlobe working interest	558	658	786	434
TransGlobe net (after royalties)	280	331	395	218
TransGlobe net (after royalties and tax)*	223	263	315	174
* Under the terms of the East Ghazalat Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company did not plan for any wells in 2014 due to the prolonged delays in receiving military approvals for new wells in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval to suspend the final exploration period effective July 8, 2012. The suspended area is approximately 800 square kilometers which has been deemed non-accessible by the military due to ongoing training and other activities in the area. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands in the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company and the Ministry of Petroleum are working together to engage the military and find solutions to obtain access to the remaining concession area.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the fourth quarter the Company finalized plans to acquire approximately 400 square kilometers of 3-D seismic in South Ghazalat which is scheduled to commence in March/April of 2015. It is anticipated that acquisition will be completed during the second quarter of 2015.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
EGPC announced that TransGlobe was the successful bidder on the North West Sitra (“NW Sitra”) concession (100% working interest) in the 2014 EGPC bid round which closed on July 7, 2014. The NW Sitra concessions was signed and ratified into law on January 8, 2015.
The 1,946 square kilometer (480,850 acre) NW Sitra concession is located in the Western Desert immediately to the west of the company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company has paid the signature bonus of $2 million and committed to an initial work commitment of $10 million (300 square kilometers of 3-D seismic and two exploration wells) in the first exploration phase.
The concession has a 7 year exploration term which is comprised of two 3.5 year (42 month) exploration phases. The first 3.5 year exploration phase commenced January 8, 2015. The new concession provides for the approval of 20 year development leases for commercial discoveries.
REPUBLIC OF YEMEN (Non Operated)
Yemen is now a small portion of the Company’s portfolio due to our success in Egypt. Yemen is our legacy international asset which provided the revenue platform that allowed TransGlobe to expand its operations into Egypt. Notwithstanding the Company’s Yemeni assets are in prolific geologic basins with good contractual terms and infrastructure connected, due to the continued and increasing risk profile the Company has written down the Yemen asset values to zero.

Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled during 2014 due to continued security issues.
Subsequent to year end, the Company provided notice in January 2015 to relinquish its interests in Block 32 (13.81% working interest) effective March 31, 2015. Block 32 is a very mature asset which has become uneconomic due to declining production and high fixed costs. Based on an internal review, Block 32 would remain uneconomic even if oil prices rebounded to the $108 per barrel level received over the past several years.
Production
Sales production from Block 32 averaged 1,282 Bopd (177 Bopd to TransGlobe) during the fourth quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
The actual field production during the fourth quarter averaged 1,520 Bopd (210 Bopd to TransGlobe) which is essentially flat with the previous quarter.
Production from the block averaged 1,471 Bopd (204 Bopd to TransGlobe) during January and 1,448 Bopd (200 Bopd to TransGlobe) during February.

Quarterly Block 32 Production and Sales (Bopd)
	2014
	Q-4	Q-3	Q-2	Q-1
Gross field production rate	1,520	1,532	1,133	968
Gross sales production rate	1,282	1,695	841	938
TransGlobe working interest	177	234	116	130
TransGlobe net (after royalties)	90	147	91	103
TransGlobe net (after royalties and tax)*	78	130	83	94
* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.
Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
No new wells were drilled 2014.
Subsequent to year end, the Company provided notice in January 2015 to relinquish its interests in Block 72 (20% working interest) effective February 28, 2015. The Company had been waiting over three years to drill the Gabdain #3 exploration well due to security issues which are unlikely to improve in the near to medium term.
Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during 2014.
Production
Field production was zero during the second, third and fourth quarter due to an attack on the sales pipeline on February 24, 2014. The pipeline attack related primarily to unresolved contractor issues with local tribes. Negotiations have been hampered by on-going tribal disputes throughout Yemen.

Quarterly Block S-1 Production and Sales (Bopd)
	2014
	Q-4	Q-3	Q-2	Q-1
Gross field production rate	—	—	—	2,568
Gross sales production rate	—	—	1,652	2,044
TransGlobe working interest	—	—	413	511
TransGlobe net (after royalties)	—	—	288	357
TransGlobe net (after royalties and tax)*	—	—	257	318
* Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter. Future drilling has been suspended pending resolution of logistics and security concerns.
SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2014	% Change	2013	% Change	2012

Operations
Average production volumes (Bopd)	16,103	(12)	18,284	5	17,432
Average sales volumes (Bopd)	16,161	(11)	18,193	4	17,496
Average price ($/Bbl)	86.99	(9)	95.70	(3)	99.01
Oil sales	513,153	(19)	635,496	—	633,992
Oil sales, net of royalties	274,594	(13)	315,316	(1)	317,666
Cash flow from operating activities	146,977	(26)	199,508	112	93,992
Funds flow from operations*	120,489	(13)	139,118	(9)	153,498
- Basic per share	1.61		1.88		2.09
- Diluted per share **	1.46		1.70		2.03
Net earnings	11,482	(80)	58,512	(33)	87,734
Net earnings - diluted	(1,638)	(103)	53,036	(40)	87,734
- Basic per share	0.15		0.79		1.20
- Diluted per share	(0.02)		0.65		1.16
Dividends paid	18,752	100	—	—	—
Dividends paid per share	0.25	100	—	—	—
Total assets	654,058	(3)	675,800	3	653,425
Cash and cash equivalents	140,390	15	122,092	47	82,974
Convertible debentures	69,093	(21)	87,539	(11)	98,742
Total long-term debt, including current portion	—	—	—	(100)	16,885
Debt-to-funds flow ratio***	0.6		0.6		0.8
Reserves
Total Proved (MMBbl)****	22.1	(30)	31.6	(4)	32.8
Total Proved plus Probable (MMBbl)****	33.5	(26)	45.3	(7)	48.7
 * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Funds flow from operations per share (diluted) prior to the dilutive impact of the convertible debentures was $1.59 for the year ended December 31, 2014 (2013 - $1.84; 2012 - $2.03).
 *** Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations for the trailing
       12 months, and may not be comparable to measures used by other companies. See "Additional Measures".

  **** As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 30, 2015, January 15, 2014 and January 18, 2013 with effective dates of December 31, 2014, December 31, 2013 and December 31, 2012, respectively. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2014 compared with 2013, TransGlobe:

•	Experienced a decrease in total sales volumes of 11% as a result of a 12% decline in sales volumes from Egypt which was partially offset by a 24% increase in sales volumes in Yemen;

•
Reported net earnings of $11.5 million, which includes a $71.4 million non-cash impairment loss, a majority of which relates to the write-down of the Company's Yemen assets of $51.5 million. The remaining impairment loss relates to the Company's East Ghazalat and West Bakr concessions, where impairment losses of $16.6 million and $3.3 million were recognized, respectively. The Company also experienced a foreign exchange gain of $6.5 million and an unrealized non-cash gain on the fair value of the convertible debenture of $11.6 million;

•
Achieved funds flow from operations of $120.5 million, which represents a decrease of 13% from 2013. The decrease in funds flow from operations in 2014 is principally due to a reduction in volumes, a decrease in realized oil prices and increased production and operating costs offset by a one-time break fee payment received on the reverse termination of the agreement to merge with Caracal Energy Inc. The increase in production and operating expenses was principally related to a significant increase in well servicing costs relating to faulty progressive cavity pumps at West Gharib (which also negatively impacted production), increased fuel costs, and increased costs at West Bakr associated with replacing pump jacks that were at the end of their life cycles;

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at December 31, 2014;

•	Spent $107.5 million on capital programs, which was funded entirely with funds flow from operations;

•	Paid a total of $18.8 million ($0.25/share) in dividends;

•
Collected a total of $233.5 million from EGPC (2013 - $275.2 million), bringing the 2014 year-end accounts receivable balance to $117.6 million, which is its lowest point since the second quarter of 2011; and

•	Increased the Company's cash and cash equivalent position to $140.4 million as at December 31, 2014, which represents a 15% increase from December 31, 2013.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	2014	2013
Egypt	15,767	17,874
Yemen	336	410
Total Company	16,103	18,284

Sales Volumes

	2014	2013
Egypt	15,767	17,874
Yemen	394	319
Total Company	16,161	18,193

Netback

Consolidated
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	513,153	86.99	635,496	95.70
Royalties	238,559	40.44	320,180	48.22
Current taxes	63,039	10.69	88,851	13.38
Production and operating expenses	76,468	12.96	65,791	9.91
Netback	135,087	22.90	160,674	24.19

Egypt
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	498,556	86.63	622,790	95.46
Royalties	235,154	40.86	316,211	48.47
Current taxes	61,972	10.77	87,583	13.42
Production and operating expenses	64,977	11.29	58,215	8.92
Netback	136,453	23.71	160,781	24.65
The netback per Bbl in Egypt decreased 4% in 2014 compared with 2013. The main reason for the decreased netback was the effect of a 9% reduction in realized oil prices in 2014 as compared to 2013. Production and operating expenses increased by 27% on a per Bbl basis which was principally related to a significant increase in well servicing costs relating to faulty progressive cavity pumps at West Gharib (which also negatively impacted production), increased fuel costs, along with increased costs at West Bakr associated with replacing pump jacks that were at the end of their life cycles. Royalties and taxes as a percentage of revenue decreased from 65% in 2013 to 60% in 2014 as a result of higher operating costs and lower oil prices. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government. Also contributing to the decrease in netback per barrel was the production mix in 2014 as compared to 2013. In 2014, West Gharib and West Bakr contributed 61% and 35%, respectively, to total Egypt production, whereas in 2013 the two concessions contributed 70% and 28%, respectively. The decline in West Gharib production as a percentage of total Egypt production contributed to the reduced netbacks, as the West Gharib PSC has more favorable terms than the West Bakr PSC.
In Egypt, the average selling price in 2014 was $86.63/Bbl, which was $12.40/Bbl lower than the average Dated Brent oil price of $99.03/Bbl for the period. This difference represents a gravity/quality adjustment for West Gharib, West Bakr and East Ghazalat, and an additional marketing difference for West Bakr. The appropriateness of the West Bakr marketing difference is being discussed with EGPC as part of the broader export discussions occurring between the Company and EGPC.

Yemen
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	14,597	101.50	12,706	109.13
Royalties	3,405	23.68	3,969	34.09
Current taxes	1,067	7.42	1,268	10.89
Production and operating expenses	11,491	79.90	7,576	65.07
Netback	(1,366)	(9.50)	(107)	(0.92)

In Yemen, the Company experienced a negative netback per Bbl of $9.50 in 2014. Production and operating expenses remain at elevated levels on a per Bbl basis in 2014 as a result of production shut-ins on Block S-1 and Block 32 during the year. While production volumes were down, the Company continued to incur the majority of the operating costs which significantly impacted operating expenses per Bbl. On Block S-1, these operating costs will be recovered from cost oil when production resumes. The Company is discussing with the operator how to decrease these fixed operating costs while not on production.
Royalties and taxes as a percentage of revenue decreased to 31% in the year ended December 31, 2014, compared with 41% in 2013. The reduced government take is the result of the recovery of cost pools that were built up during periods when production was shut-in on Block S-1.
In January 2015, the Company provided notice of relinquishment of its interests in Block 32 and Block 72 in Yemen due to ongoing political and tribal turmoil in the vicinity of these blocks. The Company's reserves at Block S-1 have been classified as Contingent Resources as at December 31, 2014 due to the lack of production from the block for an extended period of time. The Company has retained its 25% interest in Blocks S-1 and 75.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS AND PETROLEUM PROPERTIES

The Company recorded an impairment loss of $71.4 million in aggregate on its exploration and producing properties at year-end 2014. The majority of the impairment loss ($51.5 million) relates to the Company's Yemen properties, which have been written down to a net book value of zero on the December 31, 2014 Consolidated Balance Sheet. In January 2015, the Company provided notice of relinquishment of its interests in Block 32 and Block 72 in Yemen due to ongoing political and tribal turmoil in the vicinity of these blocks. These assets had an aggregate carrying value of $13.8 million, and were written off in full as at December 31, 2014. The Company's reserves at Block S-1 have been classified as contingent resources as at December 31, 2014 due primarily to the lack of production from the block for an extended period of time and management's assessment of the likelihood of production resuming in the near future. Because there are currently no proved plus probable reserves assigned to Block S-1, the net present value of the oil reserves on the block are assigned a nil valuation, and the net book value of the block has been written off in full ($31.5 million). Furthermore, the Company has written off its exploration assets at Block 75 ($6.1 million) since there are no plans for further spending on the exploration block until political and security issues are resolved.

In Egypt, the Company recorded an impairment loss of $3.3 million on its West Bakr concession and $16.6 million on its East Ghazalat concession. On the East Ghazalat concession, $6.4 million of the impairment loss relates to the North Dabaa discovery, which is not expected to attribute any future value to TransGlobe based on current pricing and cost structure. The remaining $10.2 million impairment at East Ghazalat and the $3.3 million impairment at West Bakr were recorded to reduce the carrying value of the assets to their recoverable amounts, which were estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to reduced quantities of reserves and lower oil prices in late 2014.

DIVIDENDS
During the year ended December 31, 2014, the Company paid the following dividends on its common shares:

Ex-dividend date	Record date	Payment date	Per share amount
May 20, 2014	May 22, 2014	May 28, 2014	$0.10
June 12, 2014	June 16, 2014	June 30, 2014	$0.05
September 11, 2014	September 15, 2014	September 30, 2014	$0.05
December 11, 2014	December 15, 2014	December 31, 2014	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders. The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
On March 3, 2015, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, payable in cash on March 31, 2015 to shareholders of record on March 16, 2015.
The quarterly dividend declared on March 3, 2015 has been designated as an eligible dividend under the Income Tax Act (Canada).

MANAGEMENT STRATEGY AND OUTLOOK
The Q1-2015 outlook provides information as to management’s expectation for results of operations for Q1-2015. Readers are cautioned that the Q1-2015 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
Q1-2015 Outlook
It is expected that Q1-2015 production will average approximately 14,500 Bopd.  The Company now markets its own crude, therefore future funds flow will be dependent upon the timing of crude oil tanker liftings and the pricing that the Company is able to negotiate for its crude. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2015. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
On January 24th TransGlobe lifted its first directly marketed crude oil shipment.  That cargo was exclusively West Gharib entitlement production.  The total amount lifted was approximately 545,000 barrels and TransGlobe’s entitlement production from West Gharib in Q1-2015 is estimated to be 415,000 barrels.  The over-lift portion of the marketed cargo or approximately 130,000 barrels will be applied against outstanding receivables at the end of Q1-2015.  West Bakr will be in an under-lift (unsold) position of approximately 175,000 entitlement barrels at the end of the quarter and it is expected that April’s cargo will be attributable to the Company’s West Bakr entitlement production.
Q2-2015 Outlook
It is expected that second quarter production will be approximately 13,300 Bopd.

2015 Capital Budget
($ millions)	2015
Egypt	37.0
Yemen	0.5
Total	37.5
The 2015 capital program is split 49:51 between development and exploration, respectively. The focus for 2015 will be on building the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt, completing the planned 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert and preparing the three new North West Gharib oil discoveries for development. The Company currently plans to drill five wells in 2015 (all in Q1), however, drilling activities can be adjusted should oil prices improve during 2015. It is anticipated that the Company will fund its 2015 capital budget from funds flow from operations and working capital.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.
Reconciliation of Funds Flow from Operations

($000s)	2014	2013
Cash flow from operating activities	146,977	199,508
Changes in non-cash working capital	(26,488)	(60,390)
Funds flow from operations*	120,489	139,118
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings and
    Comprehensive Income. Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com